                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


       Mercator Software Inc. (formerly TSI International Software Ltd.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  587587-10-6
                        ------------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G

---------------------------                            -------------------------
  CUSIP No.  587587 10 6                                   Page 2 of 5 Pages
---------------------------                            -------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      Ernest E. Keet
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) 0
                                                                (b) 0

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER          143,586
                     5
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER        1,154,768
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER     143,586
                     7
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER   1,154,768
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,298,354

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  0
10

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.63%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

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Item 1.

     (a) Name of Issuer:
         --------------
         Mercator Software Inc.

     (b) Address of Issuer's Principal Executive Offices:
         -----------------------------------------------
         45 Danbury Road
         Wilton, CT 06897-0840

Item 2.

     (a) Name of Person Filing:
         ---------------------
         Ernest E. Keet

     (b) Address of Principal Business Office:
         ------------------------------------
         304 Main Avenue, Suite 290
         Norwalk, CT 06851

     (c) Citizenship:
         -----------
         U.S.

     (d) Title of Class of Securities:
         ----------------------------
         Common Stock

     (e) CUSIP Number:
         ------------
         587587 10 6

Item 3.  Not applicable.

Item 4.  Ownership

     (a) Amount Beneficially Owned: Ernest E. Keet, the reporting person owns
         -------------------------
         121,086 shares of Common Stock directly. Mr. Keet also owns 22,500 shares of Common Stock subject to options exercisable within sixty days of February 15, 1999. Mr. Keet is also a trustee of the Ernest E. & Nancy R. Keet Foundation, the record holder of 50,000 shares of Common Stock. Mr. Keet is also the President of Vanguard Atlantic Ltd. the record holder of 1,104,768 shares of Common Stock. Mr. Keet disclaims beneficial ownership of the shares held by each of the Ernest E. & Nancy R. Keet Foundation and Vanguard Atlantic Ltd. except to the extent of his pecuniary interest therein.

     (b) Percent of Class:        4.63%
         ----------------

     (c) Number of shares as to which the person has:
         -------------------------------------------

         (i)   sole power to vote or direct the vote:   143,586

         (ii)  shared power to vote or direct the vote: 1,154,768

         (iii) sole power to dispose or to direct the disposition of: 143,586

         (iv)  shared power to dispose or to direct the disposition of:
               1,154,768

Item 5.  Ownership of Five Percent or Less of a Class

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         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 five percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10. Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 14, 2000

                                             Ernest E. Keet



                                             By:  /s/ Ernest E. Keet
                                                --------------------------------